6/12

02034796

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erciyas Biracilik Ve Malt Sanayi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 4144 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dl

DATE : 6/19/02

82-4144

AR/S
12-31-01

02 JUN 12 AM 11:10

Erciyas Biracilik Ve Malt Sanayi

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITORS' REPORT

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

1. We have audited the accompanying consolidated balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish Company – the Company) and its subsidiaries as of December 31, 2001 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. We did not audit the financial statements of Interbrew Efes Brewery S.A. (Interbrew Efes – a jointly controlled entity incorporated in Romania) and Efes Sınai Yatırım Holding A.Ş. (Efes Sınai – a subsidiary incorporated in Turkey) which statements reflect total assets and revenues constituting 15 percent and 7 percent, respectively, of the related the consolidated totals. We also did not audit the financial statements of Coca Cola İçecek Üretim A.Ş. and Coca Cola Satış ve Dağıtım A.Ş. (CCBT Üretim and CCBT Dağıtım, respectively), the investments which are reflected in the accompanying financial statements using the equity method of accounting. The investment in CCBT Üretim and CCBT Dağıtım represent 7 percent of total assets and TL14,934,115 million of loss from these associates is included in net consolidated income for 2001. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Interbrew Efes, Efes Sınai and CCBT Üretim and CCBT Dağıtım are based solely upon the reports of the other auditors. These consolidated financial statements set out on pages 1 to 52 are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

2. The consolidated financial statements of the Company and its subsidiaries (the Group) as of December 31, 2000 and for the year then ended were also audited by us. Our report dated June 22, 2001 expressed an unqualified opinion on those financial statements. Our opinion however, did not cover the restatement of those financial statements resulting from the changes in the accounting principles as discussed in Note 4, as such restatement was performed subsequent to the issuance of our report. We have audited the adjustments, resulting from the changes in the accounting principles discussed in Note 4 that were applied to restate the 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

3. Except as discussed in the fourth paragraph, below, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

4. The Company's ownership interest in Abank decreased to 14.91% from 23% as a result of the capital increase of Abank in September 2001, which was not subscribed by the Company. Consequently, the Company discontinued to apply equity method for its investment and carried it at the carrying value amounting to TL30,836,986 million (as at December 31, 2000) and reflected that amount in "investments" in the accompanying 2001 consolidated financial statements, instead of at quoted market value at balance sheet date. The Company did not account for its equity in this associate's result for the period from January 1, 2001 to September 2001, the date on which the investment ceased to be an associate, because such interim financial statements of Abank were not available. We were unable to form an opinion as to whether an impairment reserve is needed for the carrying value of TL30,836,986 million of this investment, because within the framework of the current banking legislation, Abank's financial statements as of December 31, 2001 can be disclosed at a date (a date which is not announced yet) later than the date of this report, and accordingly they have not been submitted to our attention.

5. The opinion of the auditors of Efes Sınai was qualified as except for the effects of a) the fact that they were unable to and did not express an opinion on fixed asset balances amounting to TL19.3 trillion, which are likely to have impaired for the reason which is explained in Note 33 and b) the fact that a valuation allowance was required for deferred tax assets, arising from tax losses, amounting to TL3.2 trillion due to the current financial condition of the subsidiary which gave rise to such deferred tax asset.

6. In our opinion, based on our audit and the reports of other auditors, except for the effects of such adjustments, if any, as might have been disclosed had we been provided with financial statements which are explained in the fourth paragraph, above, and except for the effects of the matters discussed in the fifth paragraph, above, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Anadolu Efes Biracılık ve Malt Sanayi A.Ş. and its subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards, as published by the International Accounting Standards Board.

7. Without further qualifying our opinion we draw attention to Note 3 to the financial statements, which discloses the economic environment in the countries in which certain subsidiaries operate and the uncertainties associated with such economies.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

by ____________
Ertan Ayhan

İstanbul,
April 15, 2002

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as at December 31, 2001 and 2000

(in millions of TL in equivalent purchasing power at December 31, 2001, thousands of USD)
(amounts translated into US dollars for convenience purposes – see Note 4)

	Note	December 31, 2001		December 31, 2000	
		TL	**USD**	TL	USD
ASSETS					
Current Assets					
Cash and cash equivalents	6	**54,128,692**	**37,601**	30,937,053	21,491
Funds lent under reverse repurchase agreements		**5,826,525**	**4,047**	536,959	373
Trade receivables - net	7	**52,777,592**	**36,662**	79,800,732	55,434
Due from related parties	38	**39,116,741**	**27,173**	39,780,036	27,633
Inventories	8	**82,103,636**	**57,034**	85,878,417	59,656
Other current assets	9	**21,013,300**	**14,597**	18,771,282	13,039
Total current assets		254,966,486	177,114	255,704,479	177,626
Non-current Assets					
Long – term receivables		**174,651**	**121**	-	-
Investment in associates	10	**73,514,137**	**51,067**	122,323,426	84,972
Investments	15	**45,298,857**	**31,467**	13,631,550	9,469
Property, plant and equipment at cost – net	11	**355,194,623**	**246,737**	344,780,613	239,503
Buildings – net	12	**159,618,870**	**110,880**	142,486,503	98,979
Intangible assets	13	**1,237,175**	**859**	441,187	306
Goodwill - net	14	**112,591,271**	**78,212**	84,737,887	58,863
Deferred tax assets	32	**6,747,968**	**4,687**	4,819,795	3,349
Other non-current assets		**7,493,480**	**5,205**	9,303,778	6,464
Total non-current assets		761,871,032	529,235	722,524,739	501,905
Total Assets		1,016,837,518	706,349	978,229,218	679,531
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Trade and other payables	16	**75,070,581**	**52,148**	100,812,637	70,030
Due to related parties	38	**56,163,713**	**39,014**	61,097,636	42,441
Income tax payable	31	**2,202,095**	**1,530**	12,159,935	8,447
Provisions	19	**8,215,783**	**5,707**	-	-
Short-term borrowings	17	**60,643,652**	**42,126**	55,430,167	38,505
Current portion of long-term debt	18	**159,319,737**	**110,672**	87,301,841	60,645
Total current liabilities		361,615,561	251,197	316,802,216	220,068
Non-current Liabilities					
Long-term debt – net of current portion	18	**55,273,653**	**38,396**	102,928,757	71,500
Employee benefits obligations	20	**12,238,244**	**8,501**	13,852,918	9,623
Deferred tax liability	32	**41,957,120**	**29,146**	40,256,282	27,964
Other non-current liabilities		**2,770,709**	**1,925**	4,492,786	3,123
Total non-current liabilities		112,239,726	77,968	161,530,743	112,210
Minority Interests		**88,724,876**	**61,632**	64,270,202	44,646
Equity					
Share capital	21	**212,826,647**	**147,841**	212,821,093	147,837
Share premium		-	-	666,113	463
Translation reserve	4	**19,061,371**	**13,242**	41,237	28
Retained earnings	22	**222,369,337**	**154,469**	222,097,614	154,279
Total Equity		454,257,355	315,552	435,626,057	302,607
Total Liabilities and Equity		1,016,837,518	706,349	978,229,218	679,531

The accompanying notes to these balance sheets form an integral part of these consolidated financial statements.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

for the years ended December 31, 2001 and 2000

(in millions of TL in equivalent purchasing power at December 31, 2001, thousands of USD)
(amounts translated into US dollars for convenience – See Note 4)

	Note	December 31, 2001		December 31, 2000	
		TL	**USD**	TL	USD
Sales		**631,238,274**	**438,492**	599,997,403	416,790
Cost of sales	23	**(323,788,967)**	**(224,921)**	(274,446,213)	(190,645)
Gross Profit		**307,449,307**	**213,571**	325,551,190	226,145
Distribution and selling expenses	24	**(127,757,947)**	**(88,748)**	(144,597,737)	(100,445)
General and administration	25	**(97,773,984)**	**(67,919)**	(100,672,777)	(69,932)
Profit from Operations		**81,917,376**	**56,904**	80,280,676	55,768
Other income (expense) – net	29	**(18,358,368)**	**(12,753)**	(11,392,341)	(7,913)
Income (expense) from associates	10	**(14,934,115)**	**(10,374)**	6,355,773	4,415
Financial income/(expense) – net	28	**3,419,243**	**2,375**	(26,401,300)	(18,341)
Foreign exchange losses (net)		**(153,134,373)**	**(106,375)**	(40,576,328)	(28,187)
Profit (loss) Before Tax		**(101,090,237)**	**(70,223)**	8,266,480	5,742
Income tax	31, 32	**(11,788,881)**	**(8,189)**	(96,235)	(67)
Profit (loss) from Ordinary Activities before Minority Interest and Monetary gain/loss		**(112,879,118)**	**(78,412)**	8,170,245	5,675
Monetary gain/loss		**114,346,094**	**79,431**	73,745,995	51,230
Minority interests		**7,110,426**	**4,940**	12,417,978	8,625
Net Profit from Ordinary Activities		**8,577,402**	**5,959**	94,334,218	65,530
Net Profit for the year		**8,577,402**	**5,959**	94,334,218	65,530
Earnings per share (full TL)	40	**171**	**0.1**	1,880	1.3

The accompanying notes to these income statements form an integral part of these consolidated financial statements.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2001 and 2000
(in millions of TL in equivalent purchasing power at December 31, 2001 , thousands of USD)
(amounts translated into US dollars for convenience – See Note 4)

	Share Capital (*)		Adjustments to Share Capital		Share Premium		Retained Earnings		Translation Reserve		Net Profit/(loss) for the Year		Total	
	TL	USD	TL	USD	TL	USD	TL	USD	TL	USD	TL	USD	TL	USD
Balances at January 1, 2000, as previously reported	**25,083,737**	**17,425**	**187,737,356**	**130,412**	**666,113**	**463**	**136,982,260 (**)**	**95,155**	**6,828,466**	**4,743**	-	-	**357,297,932**	**248,198**
Change in accounting policy														
Transitional effect from adopting IAS 29-Coca Cola Bottlers of Turkey	-	-	-	-	-	-	(5,880,269)	(4,085)	-	-	-	-	(5,880,269)	(4,085)
Effect from adopting IAS 29 to foreign subsidiaries	-	-	-	-	-	-	914,299	634	-	-	-	-	914,299	634
Effect of Adopting IAS 38	-	-	-	-	-	-	(311,431)	(217)	-	-	-	-	(311,431)	(217)
Balances at January 1, 2000, as restated	**25,083,737**	**17,425**	**187,737,356**	**130,412**	**666,113**	**463**	**131,704,859**	**91,487**	**6,828,466**	**4,743**	-	-	**352,020,531**	**244,530**
Appropriation of prior year result:														
Transfers	-	-	-	-	-	-							-	
Dividends	-	-	-	-	-	-	(3,941,463)	(2,738)					(3,941,463)	(2,738)
Currency translation differences	-	-	-	-	-	-	-	-	(6,787,229)	(4,715)	-	-	(6,787,229)	(4,715)
Net profit for the year	-	-	-	-	-	-			-	-	94,334,218	65,530	94,334,218	65,530
Balances at December 31, 2000, as restated	**25,083,737**	**17,425**	**187,737,356**	**130,412**	**666,113**	**463**	**127,763,396**	**88,749**	**41,237**	**28**	94,334,218	65,530	**435,626,057**	**302,607**
Appropriation of prior year result:														
Transfers							94,334,218	65,530			(94,334,218)	(65,530)	-	
Dividends							(8,966,238)	(6,228)	-	-	-	-	(8,966,238)	(6,228)
Transfer of share premium					(660,559)	(459)	660,559	459	-	-	-	-	-	-
Share capital increase	25,083,737	17,425	(25,078,183)	(17,421)	(5,554)	(4)	-	-	-	-	-	-	-	-
Currency translation differences	-	-	-	-	-	-	-	-	19,020,134	13,214	-	-	19,020,134	13,214
Net profit for the year	-	-	-	-	-	-	-	-	-	-	8,577,402	5,959	8,577,402	5,959
Balance at December 31, 2001	**50,167,474**	**34,850**	**162,659,173**	**112,991**	-	-	**213,791,935**	**148,510**	**19,061,371**	**13,242**	**8,577,402**	**5,959**	**454,257,355**	**315,552**

(*) Share capital represents statutory historical paid-in capital.
(**) Net income for the year 1999 is included in retained earnings.

The accompanying auditor's report and the notes to the financial statements should be read in conjunction with this statement.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
as at December 31, 2001 and 2000
(in millions of TL in equivalent purchasing power at December 31, 2001, thousands of USD)
(amounts translated into US dollars for convenience purposes – see Note 4)

	Note	December 31, 2001 TL	USD	December 31, 2000 TL	USD
Continuing Operations:					
Cash flows from operating activities					
Net Income/(loss) before monetary gain/loss		**(105,768,692)**	**(73,472)**	20,588,223	14,302
Adjustments for:					
Depreciation and amortization (including amortization of goodwill)	14, 27	**74,061,238**	**51,447**	72,366,996	50,270
Loss on sale of fixed assets	29	**13,438,628**	**9,335**	4,900,833	3,404
Provision for employee benefits obligations	20	**6,399,599**	**4,446**	6,412,542	4,455
Renunciation of debt, written as income	29	**(3,850,842)**	**(2,675)**	-	-
Foreign exchange loss raised from loans		***144,272,129***	***100,219***	32,190,419	22,361
Interest income	28	**(24,475,923)**	**(17,002)**	(13,446,886)	(9,341)
Interest expense	28	**33,998,712**	**23,617**	39,100,407	27,161
Gain on sale of shares in investments	29	**(3,105,146)**	**(2,157)**	(16,442,461)	(11,422)
Minority interest		**(7,110,426)**	**(4,939)**	(12,417,978)	(8,626)
Equity in income of associates	10	**14,934,115**	**10,374**	(6,355,773)	(4,415)
Provision for current taxation	31	**2,998,069**	**2,083**	12,824,056	8,908
Provision for deferred tax	31, 32	**8,790,812**	**6,107**	(12,727,821)	(8,841)
Impairment loss in property, plant and equipment	29	**1,191,276**	**828**	2,758,144	1,916
Operating profit before changes in operating assets and liabilities		**155,773,549**	**108,211**	129,750,701	90,132
(Increase)/decrease in trade receivables and due from related parties		**(36,837,436)**	**(25,589)**	(75,320,346)	(52,322)
Net (increase)/decrease in inventories		**3,774,781**	**2,622**	(16,403,278)	(11,395)
(Increase)/decrease in other current assets		**(2,334,284)**	**(1,622)**	(986,216)	(685)
(Increase)/decrease in other non-current assets and liabilities		**88,221**	**61**	1,008,071	700
(Increase)/decrease in long-term receivables		**(174,651)**	**(121)**	-	-
Increase/(decrease) in trade payables and due to related parties		**62,534,672**	**43,440**	55,640,427	38,651
Increase/(decrease) in provisions		**8,215,783**	**5,707**	-	-
Taxes paid		**(8,487,343)**	**(5,896)**	(3,394,579)	(2,358)
Net cash provided by operating activities		**182,553,292**	**126,813**	90,294,780	62,723
Cash flows from investing activities:					
Purchase of property, plant and equipment and buildings	11, 12	**(68,709,813)**	**(47,730)**	(66,145,252)	(45,948)
Proceed from sale of property, plant and equipment (including buildings)		**9,963,488**	**6,921**	10,542,428	7,323
Purchase of intangible assets		**(888,861)**	**(618)**	-	-
Proceed from sale of intangible assets		-	-	68,164	47
Net proceeds from sale of shares of Interbrew Efes		-	-	28,676,119	19,920
Proceed from sale of interest in subsidiaries	5	**18,256,589**	**12,682**	4,492,486	3,121
Capital increase of subsidiaries from minority shareholders		**7,920,322**	**5,502**	-	-
Net (increase)/ decrease in funds lent under reverse repurchase agreements		**(5,289,566)**	**(3,674)**	10,047,475	6,980
Payments to acquire minority interest	5	**(37,920,019)**	**(26,341)**	(6,291,579)	(4,371)
Dividends received from associates		**3,038,188**	**2,110**	-	-
Interest received		**24,595,223**	**17,085**	4,888,450	3,396
Net cash used in by investing activities		**(49,034,449)**	**(34,063)**	(13,721,709)	(9,532)
Cash flows from financing activities:					
Dividends paid		**(8,966,238)**	**(6,228)**	(3,941,463)	(2,737)
Loans borrowed		**102,418,657**	**71,145**	69,895,530	48,553
Loans repaid		**(103,446,366)**	**(71,859)**	(139,220,522)	(96,710)
Interest paid		**(25,999,979)**	**(18,061)**	(42,113,239)	(29,254)
Net increase/(decrease) in lease obligations		**(4,191,801)**	**(2,912)**	(4,312,463)	(2,996)
Net cash (used in)/provided by financing activities		**(40,185,727)**	**(27,915)**	(119,692,157)	(83,144)
Currency translation differences		**(18,014,639)**	**(12,514)**	12,755,142	8,860
Monetary loss on cash and cash transactions		**(52,126,838)**	**(36,211)**	7,792,686	5,414
Net increase/(decrease) in cash and cash equivalents		**75,318,477**	**52,321**	(30,363,944)	(21,093)
Cash and cash equivalents at beginning of year	6	**30,937,053**	**21,491**	53,508,311	37,170
Cash and cash equivalents at end of year	6	**54,128,692**	**37,601**	30,937,053	21,491

The components of cash and cash equivalents is as follows:

	2001	2000
Cash on hand	378,640	1,221,928
Cash at banks	53,693,693	29,715,125
Other	56,359	-
	54,128,692	30,937,053

The accompanying notes to these cash flow statements form an integral part of these consolidated financial statements.

(TL amounts are in millions of TL in equivalent purchasing power at December 31, 2001, USD in thousands, unless otherwise indicated)

1. General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish Company – Anadolu Efes, the Company) was established in İstanbul in 1966. The operations of the Company consist of production of beer under a number of trademarks and bottling of soft drinks under Coca-Cola trademark and its raw materials. Anadolu Efes and its subsidiaries (the Group) own and operate eight beer factories (five in Turkey and three in other countries) and Coca-Cola bottling plants. The Group also has a jointly controlled entity over a brewery in Romania. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange. The registered office address of the Anadolu Efes is located at Eski Londra Asfaltı No: 22 Haznedar Mevkii – Bahçelievler-İstanbul.

As of June 20, 2000, Erciyas Biracılık ve Malt Sanayii Anonim Şirketi (Erciyas Biracılık) merged legally with Ege Biracılık ve Malt Sanayii A.Ş. (Ege Biracılık), Güney Biracılık ve Malt Sanayii A.Ş. (Güney Biracılık) and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. (Anadolu Biracılık) which have the status of "publicly traded on İstanbul Stock Exchange", in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law and its title is changed to "Anadolu Efes Biracılık ve Malt Sanayii A.Ş.". The merger and the change of the title are registered on June 20, 2000 and announced in Turkish Trade Registry Gazzette on June 26, 2000. Erciyas Biracılık, Ege Biracılık, Güney Biracılık and Anadolu Biracılık were under the common joint control of Yazıcılar and Özilhan families through direct and / or indirect holdings held by them. Therefore, such legal merger was merely a restructuring and accordingly it was not within the scope of International Accounting Standard 22 (Business Combinations). The accompanying financial statements include the assets, liabilities and income statement items of all those four companies as if they were one single entity as of December 31, 2000.

The accompanying consolidated financial statements of the Company are authorized for issue by management on April 15, 2001.

2. List of Subsidiaries

The subsidiaries included in consolidation and their shareholding percentages at December 31, 2001 and 2000 are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			2001	2000
ZAO Moscow-Efes Brewery (Efes Moscow)	Moscow	Production and marketing of beer	74.50	91
Efes Breweries International B.V. (EBI)	The Netherlands	Facilitating investments in breweries	100	100
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	100	85.00
Interbrew Efes Brewery S.A. (Interbrew Efes) (**)	Romania	Production and distribution of beer	50.00	50.00
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (*)	Turkey	Facilitating investments in soft drinks	51.88	51.88
Efes Invest Holland B.V (Efes Holland)	The Netherlands	Investment company of Efes Sınai	51.88	51.88
Baku Coca-Cola Bottlers Ltd. (Baku CC)	Azerbaijan	Importing, bottling, distribution and marketing of Coca-Cola and Efes Products	41.42	40.47
Coca-Cola Almaty Bottlers Limited Liability Partnership (CC Almaty)	Kazakhstan	Importing, bottling, distribution and marketing of Coca-Cola and Efes Products	42.81	42.81
Coca-Cola Bishkek Bottlers C.J.S.C. (CC Bishkek)	Kyrgyztan	Importing, bottling, distribution and marketing of Coca-Cola and Efes Products	44.81	44.81
Efes Ukraine Brewery (Efes Ukraine)	Ukraine	Production and distribution of beer	51	100
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	99.75	99.75
CJSC Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production of beer	100	85
Euro-Asian Brauerein Holding GMBH (Euro-Asian)	Germany	Investment company of EBI	100	100
Cypex Co. Ltd. (Cypex)	Cyprus	Distribution of beer	90.00	90.00
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of Efes Pilsener beer	100	100
Efes Productie S.R.L (Efes Productie)	Romania	Production and marketing of Efes Pilsener and Cozla beer	100	100
CC Kuban Bottlers A.O. (CC Kuban)	Russian Federation	Ceased its operations in 2000	51.88	51.88
Tonus Joint Stock Company (Tonus)	Kazakhstan	Investment company of Efes Sınai	31.13	31.13
Coca-Cola Rostov Bottlers C.J.S.C. (CC Rostov)	Russian Federation	Ceased its operations in 2000	51.88	46.69
Istanbul Tuzla – Free Trade Zone (Tuzla)	Turkey	Importing raw and packaging materials for CC Bottlers	51.88	51.88
Astana CC Bottlers C.J.S.C. (Astana CC)	Kazakhstan	Investment company of Efes Invest Holland	51.88	51.88

(*) Shares of Efes Sınai are currently traded on the Istanbul Stock Exchange and the London Stock Exchange.

(**) Proportionally consolidated

3. Environments and Economic Conditions of Subsidiaries

Turkish Economic Environment and Conditions

Turkey continues to undergo structural and economic changes. The Turkish Government has commenced a program in May 2001 which includes reforms necessary to create banking, judicial, taxation and regulatory systems in an attempt to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets. As reflected in the Turkish lira devaluation during February – April 2001, operations in Turkey involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to low liquidity levels for debt and equity markets, and continuing high rates of inflation. The Company and the subsidiaries operate in Turkey could be affected, in the foreseeable future, by these risks and their consequences.

Russian, Romanian, Kazakhstan, Ukrainian and Common Wealth of Independent States (C.I.S) Environments and Economic Conditions

The countries in which certain consolidated subsidiaries are operating, have undergone substantial, political and economical changes in the recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks which are not typically associated with those in developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors could significantly affect the subsidiaries' ability to operate commercially.

4. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

Basis of Preparation

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB), effective as December 31, 2001.

The financial statements have been prepared under the historical cost convention. The Company and the subsidiaries which are incorporated in Turkey, maintain their books of account and prepare their statutory financial statements ("Statutory Financial Statements") in accordance with the Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the regulations of the countries in which they operate. The accompanying consolidated financial statements have been prepared from statutory financial statements of the Company and its subsidiaries and presented in accordance with IFRS in Turkish Lira (TL) with adjustments and certain reclassifications for the purpose of fair presentation in accordance with IFRS as published by IASB. Such adjustments mainly comprise effects of restatement for the changes in the general purchasing power of respective local currencies, accounting for consolidated financial instruments in accordance with IAS 39 and deferred taxation. In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from going-concern basis to the liquidation basis. No standards are adopted before their effective date. The accompanying financial statements have been prepared from statutory financial statements of the Company and its subsidiaries and presented in accordance with IFRS .

Convenience Translation of Consolidated Financial Statements to U.S. Dollars

USD amounts shown in the accompanying consolidated financial statements have been included solely for the convenience of the reader and are translated from TL, as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchange Rate") for purchases of USD announced by the Central Bank of the Republic of Turkey on December 31, 2001 of TL1,439,567 (full) = USD 1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

Changes in Accounting Principles

SIC 19 application

- Until 2001, the subsidiaries in Russia, Ukraine, and Romania had adopted USD as their measurement and reporting currencies and since USD is not the currency of a hyperinflationary economy, they did not apply IAS 29. SIC19, which became effective from January 1, 2001, did not allow such treatment. According to SIC19, companies operating in a highly inflationary economy and which do not meet the requirements of selecting a hard currency as the measurement currency, need to apply IAS 29 (except for Interbrew Efes which determined measurement currency as EURO), which requires that financial statements prepared in the currency of a highly inflationary economy should be stated in terms of the measuring unit current at the balance sheet date and corresponding figures for previous period should be restated in the same terms, before translating them into another currency.

- The Ukrainian economy has been regarded hyperinflationary during the ten-year period ended December 31, 2000. As such, Efes Ukraine has applied IAS 29 only to the comparative financial statements for 2000.

- The management of Coca Cola İçecek Üretim A.Ş. and Coca Cola Satış ve Dağıtım A.Ş. (CCBT Üretim and CCBT Dağıtım) management changed the measurement currency of associate from USD to TL in preparing their IFRS financial statements under SIC 19 and applied IAS 29 to its IFRS financial statements.

IAS 39 application

IAS 39 sets out, for the first time, requirements for the recognition, derecognition and measurement of derivatives, all monetary assets and liabilities on a company's balance sheet and its equity investments. Scoped out of the standard are items such as investments in associates, leases, employee benefits and tax balances that are dealt with other standards. The standard imposes strict limits on the use of hedge accounting, even for hedges that are economically effective. The standard is effective from January 1, 2001. Since the adoption of IAS 39 had an immaterial effect on retained earnings as of December 31, 2000, the Group has reflected all effect to the income statement for the period ended December 31, 2001.

IAS 38 application

The Group adopted IAS 38 from January 1, 2001. IAS 38 requires the expenditures on research, start-up, training and advertising should be recognized as an expense. As a result, TL600,291 of capitalized start up cost is written off from December 31, 2000 balance sheet. TL311,431 of Group's share is reflected to retained earnings as of December 31, 2000.

- The Group adopted SIC 19 and IAS 38 effective from January 1, 2001 and applied its requirements retroactively to the January 1, 2000 financial statements as follows:

	Retained Earnings
Balance at January 1, 2000 as previously reported	136,982,260
Effect of restatement per IAS 29 instead of IAS 21	914,299
Effect of IAS 29 application of CCBT Üretim and CCBT Dağıtım	(5,880,269)
Effect of IAS 38	(311,431)
Balance as of January 1, 2000 as restated in the accompanying consolidated financial statements	131,704,859

As discussed above amounts, including comparative balance sheet figures, have been restated. Consequently, the comparative TL figures have also been restated from those previously reported.

Reclassifications on 2000 Financials

The Group has made certain reclassifications in the accompanying consolidated financial statements as of December 31, 2000 to be consistent with the current year presentation.

Measurement Currency, Reporting Currency and Translation Methodology

a. Measurement Currency, Reporting Currency and Translation Methodology for the Company and Its Subsidiaries Which Operate in Turkey:

Measurement currency of the Company and its subsidiaries which operate in Turkey is TL. The restatement for the changes in the general purchasing power of TL as of December 31, 2001 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%, which has been valid in Turkey in the years covered by the accompanying consolidated financial statements. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such index and conversion factors as of the end of the three year, period ended December 31, 2001 are given below:

Dates	Index	Conversion Factors
December 31, 1999	1,979.5	2.501
December 31, 2000	2,626.0	1.886
December 31, 2001	4,951.7	1.000

The main guidelines for the above mentioned restatement are as follows:

- the financial statements of prior years, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of those years are restated in their entirety to the measuring unit current at December 31, 2001.

- monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2001 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of shareholders' equity except for the revaluation surplus which is eliminated are restated by applying the relevant conversion factors.

- the effect of general inflation on the net monetary position is included in the statement of income as monetary gain/(loss).

- All items in the statement of income are restated by applying appropriate average conversion factors with the exception of depreciation, amortisation, gain or loss on disposal of fixed assets (which have been restated based on the restated gross book values and accumulated depreciation/amortisation).

b. Measurement and Reporting Currencies of Foreign Subsidiaries:

	Local Currency	2001 Measurement Currency	2000 Measurement Currency
EBI	EURO	USD	USD
Efes Karaganda	Kazakh Tenge	Kazakh Tenge	Kazakh Tenge
ERIC	ROL	ROL	ROL
Efes Moscow	RUR	RUR	RUR
Efes Productie	ROL	ROL	ROL
Efes Ukraine	UAH	UAH	UAH
Interbrew Efes	ROL	Euro	USD
Euro Asian	EURO	USD	USD
Efes Sınai, CC Almaty, Baku CC, CC Bishkek, CC Rostov, Efes Holland, Astana CC, Tonus, CC Kuban	various	USD	USD

Because of the international nature of the foreign subsidiaries' activities and the fact that some foreign subsidiaries transacts more of their business in USD or EURO than in any other currency, those foreign subsidiaries has adopted USD/EURO as their measurement currency.

The majority of foreign consolidated subsidiaries are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Principles of Consolidation

The consolidated financial statements of the Group include Anadolu Efes and the subsidiaries, which it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired business. Subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investment in associated companies (generally investments of between 20% to 50% in a company's equity) where a significant influence is exercised by the Company are accounted for under the equity method .

Interbrew Efes is a Romanian legal entity in the form of a jointly controlled entity with Interbrew Central European Holding B.V. (Interbrew Central). Interests in Interbrew Efes are recognized by including the accounts using the proportionate consolidation basis, i.e. by including in the accounts under the appropriate financial statements headings of the Company's proportion of revenue, costs, assets and liabilities. An assessment of interests in the jointly controlled entity is made when there are indications that the assets have been impaired or the impairment losses recognized in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are stated at the fair value of the consideration given and are carried at amortized cost, after provision for impairment.

Funds lent under reverse repurchase agreements

As of December 31, 2001, funds lent under reverse repurchase agreements are valued at acquisition cost plus accrued interest in the accompanying financial statements. The differences between the costs and the increase in the value of the funds lent under reverse repurchase at the balance sheet date are included in the 2001 income statement.

Financial Instruments

Fair Value of Financial Assets and Liabilities:

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange.

The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

Financial Assets:

Monetary assets for which value approximates carrying value:

For cash and cash equivalents, due from related parties, trade receivables and other current assets (net of provisions) fair value is estimated to approximate carrying value due to their short-term nature.

Balances denominated in foreign currencies (any currency other than measurement currencies) are translated at year-end exchange rates.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Investments classified as available-for-sale investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured by alternative valuation methods are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment. Non-monetary assets are carried at cost, translated into the respective measurement currencies using the exchange rate at the date of the transaction (historical rate).

A recognized gain or loss arising from a change in carrying value of a financial asset is included in net profit or loss for the period in which it arises.

Financial Liabilities:

Monetary liabilities for which fair value approximates carrying value:

The fair values of accounts payable, bank borrowings and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature.

The fair value of short-term and long-term leasing obligations approximate their carrying values since they are denominated in foreign currencies and revalued at year-end exchange rates.

Refer to Note 18 for the fair value of long-term debt.

As a result of first year application of IAS 39, the Company imputed interest on its receivables and payables and since the change in the carrying values as of December 31, 2000 was not material, it was recognized as an adjustment to the current year statement of income.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Depreciation is computed on straight-line, double declining and "unit-case production" method (used by Efes Sınai for plant and machinery) over the following estimated useful lives:

Buildings and land improvements	20-50 years
Plant, machinery and equipment	4-15 years or unit case production
Office Equipment	4-15 years
Infrastructure	40 years
Leasehold improvements	5 years or the life of the rent agreement
Furniture, fixtures and vehicles	3-15 years
Returnable bottles	5 years
Cases	5 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use. The Company and its subsidiaries operate in Turkey accounts for returnable bottles in tangible assets. The foreign subsidiaries account for returnable bottles and other containers in inventory. Deposit liabilities relating to such returnable bottles are reflected in liabilities. The Company and its subsidiaries sell their products also in non-returnable bottles. For such sales, there is no deposit obligation of the Company and its subsidiaries.

Returnable bottles and cases accounted for within inventories comprised approximately 26% of total returnable bottles and cases.

Finance Lease

The Group recognizes finance leases as assets and liabilities in the balance sheets at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the Group's incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expense for the asset as well as a finance expense for each accounting period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned. Amortization is provided after the leased assets are available-for-use and is based on the estimated useful life of the assets by using the straight-line method.

Operating Lease

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease term.

The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The amortization period and the amortization method are reviewed annually at each financial year-end.

Intangible assets include amounts paid for establishing trademarks and are capitalized and then amortized on a straight-line basis over the expected periods of benefit. The expected useful lives of trademarks are 10 years.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognized as an expense when the restoration or maintenance work is carried out.

Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets acquired as at the date of the exchange transaction is recorded as goodwill and recognized as an asset in the balance sheet. Goodwill is carried at cost less accumulated amortization and any accumulated impairment losses. Goodwill is amortized on a straight-line basis over its useful life. The amortization period is determined at the time of the acquisition based upon the particular circumstances and ranges from 5 to 20 years. The unamortized balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognized.

Provisions

A provision is recognized when, and only when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Minority Interests

Minority interests are the part of the net results of operations and of net assets of a subsidiary attributable to interest, which are not owned, directly or indirectly through subsidiaries, by the parent.

Translation Reserve

Translation reserve is used for translation differences arising on consolidation of financial statements of foreign entities.

Upon disposal of the corresponding assets, translation reserves are recognized as income or expenses in the same period for which the gain or loss on disposal is recognized.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognized net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed. Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Revenues and expenses are recognized on accrual basis.

Foreign Currency Transaction

Each entity within the Group translates its foreign currency transactions and balances into its measurement currency by applying to the foreign currency amount the exchange rate between the measurement currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Employee Benefits

In accordance with existing social legislation, the Company and its Turkish subsidiaries is required to make lump-sum termination indemnities to each employee who has completed one year of service with the Company and its Turkish subsidiaries and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the accompanying financial statements the Company and its Turkish subsidiaries has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Company and its Turkish subsidiaries' experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

There are no accumulated obligations related to employee retirement and termination benefits for the subsidiaries of the Company operating outside of Turkey.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Income Taxes

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to reverse. Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the company re-assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or that entire deferred tax asset to be utilized.

The Company and certain subsidiaries have not booked deferred tax assets, in cases the realisability is not probable.

Current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profit with the income tax consequences of dividends being recognized only when a liability to pay the dividend is recognized. A deferred tax liability is recognized for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortization is not deductible for tax purposes.

As an exception, no deferred tax liability is recognized on taxable temporary differences associated with investments in subsidiaries, associates and jointly controlled entities when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Impairment of Assets

<u>Financial instruments</u>

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortized cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans, receivables, an impairment or bad debt loss is recognized in the income statement. Reversal of impairment losses previously recognized is recorded when the decrease in impairment loss could be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognized to the extent it does not exceed what amortized cost would have been had the impairment not been recognized.

For available-for-sale financial assets, the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

Other current and non-current assets

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in income or treated as a revaluation decrease for buildings that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same building. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income or as a revaluation increase. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for that asset in prior years.

As an exception, an impairment loss recognized for goodwill is not reversed in a subsequent period unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

Segmental Information

Geographical and business segments: for management purposes the Company is organized into two major geographical areas. The divisions are the basis upon which the group reports its primary segment information. Business segment is presented as secondary segment. Financial information on geographical and business segments are presented in Note 42.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events), are reflected in the accompanying financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

EURO Conversion Cost

Costs incurred to enable the Company to continue to operate as intended after the introduction of EURO are recognized as an expense when incurred.

Reporting of Cash Flows

Cash and cash equivalents presented in the accompanying consolidated statements of cash flows consist of cash on hand and deposits with banks.

5. Changes in Group's Organization

__Acquisitions__

- As of December 31, 2000, the Company's shareholding percentage at Ef-Pa was 85%. In August 2001, on the basis of independent appraisal reports, the Company has purchased 15% of Ef-Pa shares owned by Yazıcılar Holding and Özilhan Sınai Yatırım A.Ş., which are shareholders of the Company, for an amount of TL37,920,019. As a result of this transaction, TL35,446,878 of goodwill is reflected in the accompanying financials.

- CC Rostov has completed restructuring activities and negotiations with Coca-Cola Export Corporation (TCCEC). Transfer of 10% shares from TCCEC to Efes Sınai was made in 2001. Concurrent with this transaction, TCCEC waived all rights, title, and interest in debt of TL3,850,842 (USD2,675) from Efes Sınai. This amount was recorded other income in the accompanying 2001 income statement. As a result of this transaction, effective shareholding of the Group in CC Rostov increased from 46.69% to 51.88%.

- In 2001, Baku CC had a share capital increase and the Group increased effective shareholding from 40.46% to 41.42%.

__Disposals__

- On January 2001, the Group sold 25,028,292 shares, 6.50% of the share capital of Efes Moscow to EL&EL Limited and in return it has been paid a cash amount of TL4,174,744. On March 2001, the Group sold 38,505,065 shares, 10% of the share capital of Efes Moscow to European Bank for Reconstruction and Development (EBRD) and in return it has been paid a cash amount of TL6,478,052. The sales price of such shares was agreed upon the historical cost of Efes Moscow capital. In the accompanying consolidated financial statements as of December 31, 2001, a gain of TL994,741 is recognized, in the other income, as a result of this disposal of such shares. As a result of this transaction, the Group effective shareholding to Efes Moscow decreased from 91% to 74.5%.

- As of December 31, 2000,the Group's shareholding in Efes Ukraine was 100%. On December 2001, Efes Ukraine was re-registered as closed joint-stock company with the following shareholders' structure – 51% the Group and 49% OJSC 'Chernomor' (Chernomor). Chernomor contributed TL7,603,793 in form of fixed assets, which are transferred at fair value determined by independent experts. As a result of this decrease in the Group's equity in this subsidiary's net liabilities, the Group recognized a gain of TL2,110,405 in the accompanying 2001 income statement and reflected it under other income. As a result of this transaction, the Group effective shareholding to Efes Ukraine decreased from 100% to 51%.

6. Cash and Cash Equivalents

	2001	2000
Cash on hand	378,640	1,221,928
Bank accounts (including short-term time deposits)	53,693,693	29,715,125
Other	56,359	-
	54,128,692	30,937,053

a) Bank accounts amounting to TL22,693,334 is a security against the short-term bank borrowings at consolidated subsidiaries. While providing short term financing to the Group companies, the Group prefers to use certain third party banks as intermediary agents (Refer to Note 17).

b) Under the terms of the EBRD loan agreements, bank accounts of Efes Moscow amounting to TL7,639,782 is secured as of December 31, 2001, which will come into force in an event of payment default. In the absence of such default, Efes Moscow is free to use its bank accounts.

7. Trade Receivables - Net

	2001	2000
Accounts Receivable	45,458,480	46,021,558
Notes receivable and post-dated cheques	19,195,217	44,255,753
Less discounts on notes and cheques	(2,503,928)	(2,279,308)
Less provision for doubtful accounts	(9,832,577)	(8,864,192)
Others, net	460,400	666,921
	52,777,592	79,800,732

8. Inventories

	2001	2000
Finished goods	21,870,861	15,102,296
Work-in-process	14,822,257	6,875,901
Raw materials	19,964,545	26,246,659
Merchandise	1,237,528	2,133,353
Supplies	5,494,989	8,503,823
Bottles and cases	17,867,905	27,603,011
Others	10,604,969	7,492,707
Reserve for obsolescence	(9,759,418)	(8,079,333)
	82,103,636	85,878,417

The reserve for obsolescence recognized as an expense in the income statements was TL581,543 in 2001.

9. Other Current Assets

	2001	2000
VAT deductible	670,976	3,009,500
VAT to be transferred	1,098,390	1,243,106
Prepaid expenses	4,262,170	3,748,948
Prepaid tax	6,240,625	7,340,079
Advances given to suppliers	2,429,993	1,152,866
VAT receivable	3,220,494	-
Others	3,090,652	2,276,783
	21,013,300	18,771,282

10. Investments in Associates

The following is a list of the investments in associates:

			December 31, 2001			December 31, 2000		
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest	Group's share of income	Carrying Value	Ownership Interest	Group's share of income
CCBT Üretim and CCBT Dağıtım	Handle production and distribution of soft drinks with Coca-Cola Brand name in Turkey.	Turkey	73,514,137	33.33	(14,934,115)	91,486,440	33.33	6,333,367
Abank	Banking activities include corporate finance, mutual fund management, capital markets, investment banking, corporate operations.	Turkey	(*)	-	-	30,836,986	23.00	22,406
			73,514,137		(14,934,115)	122,323,426		6,355,773

(*) Abank, an investment of the Company, decided to perform a cash increase in its share capital from at July 30, 2001. The Company decided not to use its pre-emptive right for this capital increase. Consequently, the ownership interest of the Company in Abank decreased from 23% to 14.91%. In the accompanying 2001 consolidated financial statements the investment amount of Abank amounting TL30,836,986 is reflected in investments (Note 15). As a result of this decrease in its shareholding in Abank, the Group is deemed to have lost its significant influence in this associate. Accordingly, the Group discontinued to apply equity method for its investment and carried it at the carrying value as at December 31, 2000.

11. Property, Plant and Equipment at Cost - net

	Land and Land Improvements	Infrastructure	Machinery and Equipment	Motor Vehicles	Furniture and Fixtures	Other tangible Assets	Leasehold Improvements	Construction in Progress	2001 Total	2000 Total
Cost										
January 1,										
- as previously stated	19,607,177	3,133,165	506,484,080	34,313,258	125,198,210	15,666,717	2,045,489	4,691,291	711,139,387	704,098,874
- restatement effect	(213,485)	378,960	9,259,188	(28,514)	(4,149,766)	373,292	3,579	316,642	5,939,896	(5,163,460)
- as restated	**19,393,692**	**3,512,125**	**515,743,268**	**34,284,744**	**121,048,444**	**16,040,009**	**2,049,068**	**5,007,933**	**717,079,283**	**698,935,414**
- reclassifications (3)	(3,461,448)	-	1,073,830	-	-	-	-	-	(2,387,618)	-
Additions	78,848	1,663,263	13,645,559	1,537,448	18,186,065	2,649,576	1,273,808	26,104,209	65,138,776	65,298,960
Disposals	-	-	(21,573,361)	(2,435,085)	(4,601,376)	(1,560,543)	-	-	(30,170,365)	(18,747,866)
Disposal through subsidiary sold (1)	-	-	-	-	-	-	-	-	-	(22,952,676)
Currency translation difference	23,304	915,822	29,485,171	3,922,522	720,200	1,862,692	488	1,105,164	38,035,363	(5,163,828)
Revaluation	-	-	-	-	-	-	-	-	-	20,271
Transfer (2)	174,128	10,562	11,819,999	210,645	192,205	-	-	(13,498,375)	(1,090,836)	(310,992)
December 31,	**16,208,524**	**6,101,772**	**550,194,466**	**37,520,274**	**135,545,538**	**18,991,734**	**3,323,364**	**18,718,931**	**786,604,603**	**717,079,283**
Accumulated Depreciation and Impairment Losses										
Balance at January 1,										
- as previously stated	6,189,278	126,696	268,414,413	18,137,685	75,068,169	3,513,818	716,646	-	372,166,705	323,109,346
- restatement effect	-	(7,446)	1,039,160	46,818	(1,574,609)	628,042	-	-	131,965	(1,106,223)
- as restated	**6,189,278**	**119,250**	**269,453,573**	**18,184,503**	**73,493,560**	**4,141,860**	**716,646**	-	**372,298,670**	**322,003,123**
Depreciation for the year	661,890	111,345	35,005,182	4,386,012	17,015,799	1,866,130	670,194	-	59,716,552	56,247,350
Disposals	-	-	(4,234,727)	(977,424)	(872,957)	(798,710)	-	-	(6,883,818)	(3,608,930)
Disposal through subsidiary sold (1)	-	-	-	-	-	-	-	-	-	(1,711,014)
Currency translation difference	-	31,101	1,269,436	1,801,883	456,208	1,528,672	-	-	5,087,300	(1,302,074)
Impairment losses	-	-	-	525,442	-	665,834	-	-	1,191,276	670,215
December 31	**6,851,168**	**261,696**	**301,493,464**	**23,920,416**	**90,092,610**	**7,403,786**	**1,386,840**	-	**431,409,980**	**372,298,670**
Net book value	**9,357,356**	**5,840,076**	**248,701,002**	**13,599,858**	**45,452,928**	**11,587,948**	**1,936,524**	**18,718,931**	**355,194,623**	**344,780,613**

(1) Such disposal is due to application of proportionate consolidation for Interbrew Efes (a consolidated subsidiary of Efes Brewery) as of December 31, 2000.
(2) This amount represents transfers to buildings (Refer to Note 12).
(3) This amount represents reclassifications to buildings (Refer to Note 12).

Fully depreciated property plant and equipment

The gross carrying amounts of property, plant and equipment items of TL226,256,212 and TL206,681,889 are fully depreciated, as of December 31, 2001 and 2000, respectively, but these items are still in active use.

Property, plant and equipment held for disposal

The carrying amount of property, plant and equipment retired from the active use and held for disposal amounted to TL198,660 and TL1,540,610 as of December 31, 2001 and 2000, respectively.

Equipment under finance lease

	2001	2000
Machinery and Equipment	3,022,894	2,665,887
Motor Vehicles	4,367,843	4,072,523
Furniture and Fixtures	27,940,559	27,943,193
Total	35,331,296	34,681,603
Accumulated depreciation	(22,685,512)	(16,095,479)
Net Book Value	12,645,784	18,586,124

Borrowing Cost

As of December 31, 2001, capitalized borrowing costs amounted to TL309,507 (2000-nil). Borrowing costs include interest charges and commissions incurred in connection with the borrowing of funds. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 12%.

12. Buildings - net

Cost	2001	2000
January 1, 2001		
-as previously stated	206,536,632	226,697,994
-restatement effect	4,700,413	(2,266,867)
-as stated	**211,237,045**	**224,431,127**
-reclassifications **(3)**	2,387,618	-
Additions	3,571,037	846,292
Transfers **(2)**	1,090,836	310,992
Disposals	(118,842)	(311,895)
Disposal through subsidiary sold **(1)**	-	(13,312,464)
Currency translation difference	18,311,112	(727,007)
Balance at December 31	**236,478,806**	**211,237,045**

Accumulated Depreciation	2001	2000
January 1, 2001		
-as previously stated	68,287,360	62,565,809
-restatement effect	463,182	(267,491)
-as restated	**68,750,542**	**62,298,318**
Depreciation for the year	6,119,995	6,430,054
Disposals	(3,273)	(7,570)
Impairment	-	380,083
Disposal through subsidiary sold (1)	-	(184,341)
Currency translation difference	1,992,672	(166,002)
Balance at December 31	**76,859,936**	**68,750,542**
Net book value	**159,618,870**	**142,486,503**

(1) Such disposal is due to application of proportionate consolidation for Interbrew Efes (a consolidated subsidiary of Efes Brewery) as of December 31, 2000.
(2) This amount represents transfers from construction-in-progress (Refer to Note 11).
(3) This amount represents reclassifications from property, plant and equipment (Refer to Note 11).

Refer to Note 18 for the mortgage on buildings.

13. Intangible Assets

Refer Note 4 'Changes in Accounting Principles' for IAS 38 application.

14. Goodwill - net

Cost	2001	2000
January 1		
-as previously stated	123,609,328	123,365,749
-restatement effect	1,851,500	1,045
-as restated	**125,460,828**	**123,366,794**
Additions	35,446,878	2,478,356
Currency translation difference	1,126,156	(384,322)
Balance at December 31	**162,033,862**	**125,460,828**
Accumulated Depreciation		
January 1		
-as previously stated	38,871,441	29,699,568
-restatement effect	1,851,500	(210)
-as restated	**40,722,941**	**29,699,358**
Amortization for the year	8,131,818	9,434,592
Currency translation difference	587,832	(116,249)
Impairment losses	-	1,705,240
Balance at December 31	**49,442,591**	**40,722,941**
Net book value	**112,591,271**	**84,737,887**

15. Investments

	2001	2000
Abank	30,836,986	(*)
Maltery Mutena	3,263,134	3,002,432
Kynaz Rurik	10,819,587	10,552,685
Others	379,150	76,433
Available for sale investments-non-current	45,298,857	13,631,550

(*) Refer to Note 10 for the carrying value of this investment as of December 31, 2001.

16. Trade and Other Payables

	2001	2000
Trade payables	34,961,943	45,426,501
Salaries and wages payable	3,816,131	6,331,933
Taxes other than on income	7,668,851	2,352,611
Commissions and other accruals	4,934,076	9,389,052
Advances taken	1,830,546	4,143,048
Deposits payable for bottles	15,441,312	11,326,173
Other payables	6,417,722	21,843,319
	75,070,581	100,812,637

17. Short-term Borrowings

	2001	2000
Secured (*)	28,457,360	1,070,124
Unsecured (**)	32,186,292	54,360,043
	60,643,652	55,430,167

(*)

a) As of December 31, 2001, borrowings amounting to TL5,730,916 are secured by the property of Maltery Mutena, which is a related party. The value of the collateral was determined to equate to TL6,879,691. TL1,070,124 of secured borrowings is secured by bank letters of guarantee on December 31, 2000.

b) As of December 31, 2001 short-term borrowings amounting to TL22,693,334 is secured by cash collateral by consolidated subsidiaries (Refer to Note 6).

(**)

a) As of December 31, 2001 and 2000 short-term borrowings amounting to TL9,793,374 and TL10,172,332 is secured by corporate guarantee and surety of consolidated subsidiaries (Refer to Note 6).

b) Loans taken from Oyex Handels Gmbh as of December 31, 2001 and 2000 are TL7,356,187 and TL3,476,507 respectively.

18. Long-term Debt

	2001	2000
Secured		
Bank loan at Libor + 3.125% interest rate, maturing in 2003 (****)	2,933,118	3,913,605
Bank loan at Libor + 4.1% interest rate, maturing in 2003	-	35,896,738
Bank loan at Libor + 3.25% interest rate, maturing in 2004 (****)	4,361,168	5,413,039
Bank loan at Libor + 3.9%-4.1% interest rate, maturing in 2006 (*****)	43,389,402	-
DEM based finance lease obligations at 11% interest rate (**)	701	1,970,178
USD based finance lease obligations at 14% interest rate (**)	1,499,579	8,426,271
TL based finance lease obligations at 76% interest rate (**)	45,688	418,681
Total secured loans	52,229,656	56,038,512
Unsecured		
Finance lease obligation at 10.56% interest rate, maturing in 2001	-	266,058
Bank loan at Libor + 5%-5.25% interest rate, maturing in 2001 (*)	-	32,443,374
Bank loan at Libor + 3.75%-3.8% interest rate, maturing in 2001-2005 (*)	5,956,928	10,049,437
Bank loan at Libor + 1.7% interest rate, maturing in 2002	5,488,199	-
Bank loan at Libor + 3.7% interest rate, maturing in 2002	22,357,840	-
Bank loan at Libor + 4% interest rate, maturing in 2002	7,463,497	-
Bank loan at Libor + 2%-2.5% interest rate, maturing in 2002	32,838,843	33,472,103
Bank loan at Libor + 5%-5.2% interest rate, maturing in 2002	41,156,267	1,603,956
Bank loan at 9.35% - 9.65% interest rate, maturing in 2002	29,375,018	50,922,302
Bank loan at Libor + 5.5% interest rate, maturing in 2003	7,601,675	-
Bank loan at Libor + 7% interest rate, maturing in 2003	4,289,910	-
Loan from Interbrew Central at Libor + 3% interest rate, maturing in 2004 (***)	3,494,549	2,854,436
Finance lease obligation at 8.25% interest rate, maturing in 2007	1,770,667	1,854,814
Other finance lease obligations	159,338	276,415
Other loans	411,003	449,191
Total unsecured loans	162,363,734	134,192,086
Total long-term debt	214,593,390	190,230,598
Less: current portion	(159,319,737)	(87,301,841)
	55,273,653	102,928,757

The Company management estimate the fair value of the Groups long-term bank borrowings and long-term lease obligations as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term loans and lease obligations at variable interest rates	181,901,735	181,901,735	126,372,295	126,372,295
Long-term bank loans and lease obligations arranged at fixed rates	32,691,655	32,691,655	63,858,303	62,857,572
	214,593,390	214,593,390	190,230,598	189,229,867

Repayments of long-term debt are scheduled as follows (excluding finance lease obligation):

	2001	2000
2001	-	76,913,835
2002	157,541,569	76,040,783
2003	28,295,036	14,135,022
2004	14,544,531	9,162,820
2005	4,798,077	737,364
Thereafter	5,938,204	28,357
	211,117,417	177,018,181

(*) Loans amounting to TL5,956,928 and TL13,849,017 are secured by corporate guarantee of consolidated subsidiaries, as of December 31, 2001 and 2000 respectively.

(**) Interest rates are calculated on weighted-average basis.

(***) A shareholder of Interbrew Efes

(****) TL7,294,286 of loan from International Finance Corporation (IFC) are secured with:

- first rank mortgage on immovable assets of Interbrew Efes;
- first rank mortgage on movable assets of Interbrew Efes;
- assignment of all the Interbrew Efes' right, title and interest.

(*****) TL43,388,549 of EBRD loan is secured by:

- Efes Moscow's immovable and movable properties amounting TL155,445,677, including inventory balances;
- the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's property;
- all Efes Moscow's shares held by EBI.

Further, the ability of Efes Moscow to declare dividends, is restricted under the provisions of the loan agreements signed with the EBRD.

19. Provisions

	Litigation risk reserve	**Total**
Balance at December 31, 2000 stated	-	-
Balance at December 31, 2000 as restated	-	-
Provisions made during the year	8,215,783	8,215,783
Provisions revised during the year	-	-
Provisions used during the year	-	-
Balance as December 31, 2001	8,215,783	8,215,783
Current portion of provisions	8,215,783	8,215,783
Non-current portion of provisions	-	-

In relation with the export sales of third party products realized in 1998 by the Company, Ege Biracılık and Güney Biracılık that the company has merged with in 2000 (Refer to Note 1), there are ongoing Value Added Tax (VAT) inspections and foreign exchange lawsuits filed within the scope of the foreign exchange legislation. The Company in accordance with the prudence principle, has provided a reserve for its potential liability within this scope as TL8,215,783 and reflected the related amount in the accompanying consolidated financial statements as of December 31, 2001 and the reserve in 'Other Income/Expenses' account in 2001 statement of income. For the VAT inspections in question, the Company has submitted a mortgage amounting to TL11,144,177 as guarantee.

20. Employee Benefits Obligations

In accordance with existing social legislation, the Company and its subsidiaries incorporated in Turkey is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay (limited to a maximum of TL978 and TL588 at December 31, 2001 and December 31, 2000 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the accompanying consolidated financial statements as of December 31, 2001 and December 31, 2000, the Company reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

Movements in the employee benefits obligation recognized in the accompanying consolidated financial statements are as follows:

	2001	2000
Beginning balance	13,852,918	10,702,822
Interest cost	6,648,078	2,949,044
Net provision for the year	(248,479)	3,463,498
Monetary gain	(8,014,273)	(3,262,446)
Ending balance	12,238,244	13,852,918

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2001	2000
Discount rate	70%	33%
Expected rates of salary/limit increases	60%	25%

TL12,238,244 and TL13,852,918 of long-term liabilities reflected in the accompanying consolidated financial statements retirement pay liability as of December 31, 2001 and December 31, 2000 represent the Company's liabilities as of such dates calculated by using the Projected Unit Credit Method discussed above.

21. Share Capital

	2001	2000
Common shares, TL1,000, par value Authorized 50,167,474 thousand; issued and outstanding 50,167,474 thousand in 2001 and 25,083,737 thousand in 2000	212,826,647	212,821,093

As of December 31, 2001 and 2000, the Company's historical subscribed and issued was TL50,167 billion and TL25,084 billion (historical terms), respectively.

As of December 31, 2001 and 2000, the composition of shareholders and their respective % of ownership can be summarized as follows:

	December 31, 2001		December 31, 2000	
	Amount	%	Amount	%
Yazıcılar Otomotiv ve Gıda Yatırım ve Pazarlama Sanayii ve Ticaret A.Ş. (Yazıcılar Otomotiv)	14,643,732	29.19	7,321,866	29.19
Anadolu Endüstri Holding A.Ş.	4,360,925	8.69	2,180,463	8.69
Özilhan A.Ş.	8,544,925	17.03	4,272,463	17.03
Publicly Traded	22,617,892	45.09	11,308,945	45.09
	50,167,474	100.00	25,083,737	100.00
Restatement effect	162,659,173		187,737,356	
	212,826,647		212,821,093	

Share capital in the accompanying consolidated balance sheet represents cash contributions to share capital restated in year-end equivalent purchasing power.

22. Retained Earnings

Dividends

Cash dividends declared and authorized in 2001 and 2000 were as follows:

	2001	2000
Common shares		
357.4 (full TL) per share in 2001	8,966,238	-
157.1 (full TL) per share in 2000	-	3,941,463

23. Cost of Sales

Cost of sales comprises of the following expenses:

	2001	2000
Depreciation on property, plant and equipment and buildings and amortization of intangibles	35,254,128	30,349,921
Inventory used	227,439,716	184,432,111
Personnel expenses	20,379,199	23,106,504
Reserve for retirement pay liability	2,733,397	3,058,478
Other expenses	37,982,527	33,499,199
	323,788,967	274,446,213

24. Distribution and Selling Expenses

Distribution and selling expenses are analyzed as follows:

	2001	2000
Depreciation on property, plant and equipment and buildings and amortization of intangibles	21,014,449	23,087,996
Inventory, packaging and loading	529,905	1,097,982
Maintenance expenses	2,043,209	3,059,299
Services received from third parties	551,668	2,616,084
Reserve for retirement pay liability	2,258,829	2,066,176
Personnel expenses (Note 26)	29,297,587	32,507,440
Advertising expenses	61,504,839	63,395,014
Utilities and communication expenses	2,524,729	2,975,666
Rent expense	1,039,320	1,702,449
Other expenses	6,993,412	12,089,631
	127,757,947	144,597,737

25. General and Administration Expenses

General and administration expenses include the following:

	2001	2000
Depreciation on property, plant and equipment and buildings and amortization of intangibles	8,583,366	8,978,666
Amortization of goodwill	8,131,818	9,434,592
Personnel expenses	33,072,586	30,013,622
Audit, consulting and legal fees	2,995,944	5,965,807
Services received from third parties	11,873,191	10,694,523
Rent expense	3,153,196	2,265,165
Utilities and communication expenses	3,447,582	3,012,591
Reserve for retirement pay liability	1,407,373	1,287,888
Reserve for vacation pay liability	123,098	2,015,332
Maintenance expenses	1,818,009	1,394,045
Tax (other than an income) expenses	7,713,106	5,444,220
Insurance expenses	2,994,633	3,727,911
Meetings and travel allowances	2,202,011	3,720,707
Other expenses	10,258,071	12,717,708
	97,773,984	100,672,777

26. Personnel Expenses and Average Number of Employees

	2001	2000
Wages and salaries	52,049,012	47,716,079
Other social expenses	30,700,360	37,911,487
	82,749,372	85,627,566

The average number of employees for the years was:

	2001	2000
Turkey	2,121	2,106
Other regions	2,085	1,783
Total	4,206	3,889

27. Depreciation and Amortization Expenses

	2001	2000
Property, plant and equipment		
Cost of production	35,241,679	30,283,440
Distribution and selling and General administration	29,531,024	31,881,240
Other income/expense	1,063,844	512,724
Intangible assets		
Cost of production	12,449	66,481
Distribution and selling and General administration	66,791	185,422
Other income/expense	13,633	3,097
	65,929,420	62,932,404

28. Financial Income/(Expense) – Net

	2001	2000
Interest income	24,475,923	13,446,886
Interest expense	(33,998,712)	(39,100,407)
Interest income on funds lent under reverse repurchase agreements	10,626,028	1,221,633
Other income/(expense)	2,316,004	(1,969,412)
	3,419,243	(26,401,300)

29. Other Income (Expenses) - net

	2001	2000
Gain on sale of participation	3,105,146	16,442,461
Provision made for impairment of assets	(1,191,276)	(2,758,144)
Depreciation on property, plant and equipment, intangible assets	(1,077,477)	(515,821)
Packaging material loss	(4,607,577)	(1,485,491)
Loss on sale of fixed assets	(13,438,628)	(4,900,833)
Debt waived by TCCEC (Refer to Note 5)	3,850,842	-
Tax penalties	(791,154)	(2,289,516)
Reserve for tax losses	(8,215,783)	-
Other income/(expense)	4,007,539	(15,884,997)
	(18,358,368)	(11,392,341)

30. Gain on net monetary position

The Company, Ef-Pa, Tarbes, Efes Moscow, Efes Ukraine (only for 2000 financials) operate in Turkey, Russia and Ukraine which are hyperinflationary environments.

The impact of inflation on the Company's net monetary position is included in this line.

31. Income Taxes

(a) General Information:

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

Corporate taxes paid in Turkey are based on the taxable income.

In Turkey the combined maximum effective statutory tax rate on taxable income at December 31, 2001 and December 31, 2000 was 33% including corporation tax, withholding tax and mandatory contributions to Government funds.

In Turkey, the Tax Procedural Law does not provide a procedure for final agreement of tax assessments. Tax returns are filed within four months after the end of the year to which they relate to and the tax authorities may examine the accounting records and/or revise assessments within five years.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The total provision for taxes reflected in the accompanying consolidated financial statements is different from the amounts computed by applying the above mentioned effective tax rates. The principal reasons for such differences are explained below:

	2001	2000
Current tax expense	(2,998,069)	(12,824,056)
Deferred tax income/(expense) relating to the origination and reversal of temporary differences	(8,790,812)	12,727,821
Total	(11,788,881)	(96,235)

The reconciliation of the total income tax to the theoretical amount that would arise using the tax rate of the home country of the Company is as follows:

	2001	2000
Consolidated profit before tax	**20,366,283**	**94,430,453**
Permanent differences between IFRS and statutory results	(5,610,519)	(41,634,927)
Tax exemption from participation sales	(4,318,527)	(13,529,969)
Add non deductible expenses	18,780,759	23,454,776
Taxable profit	**29,217,996**	**62,720,333**
Tax calculated at the parent company tax rate of 33%in 2001 and 2000	**(9,641,939)**	**(20,697,710)**
Utilization of previously unused tax loses	602,099	5,698,008
Investment tax credit	3,139,676	1,275,773
Reversal of Efes Sınai receivable provision	1,338,797	-
Effect of price reimbursement of Efes Sınai	855,103	-
Impact of different tax rates in other countries	(220,363)	579,412
Reversal of prior year taxes Efes Holland B.V.	647,805	561,182
Other exemption	280,753	(240,721)
Current tax charge	**(2,998,069)**	**(12,824,056)**
Loss carryforward	(1,305,438)	3,308,003
Employee termination and other employee benefits	(507,867)	1,048,754
Inventory	(1,753,949)	770,288
Change in tax rate	-	(1,685,675)
Participation	938,814	20,345,834
Fixed assets	6,380,013	3,675,793
Others	(993,773)	(1,807,716)
Monetary gain/loss	(11,548,612)	(12,927,460)
Deferred tax charge	**(8,790,812)**	**12,727,821**
Tax charge	**(11,788,881)**	**(96,235)**

32. Deferred Tax

Components of deferred tax assets and liabilities are as follows:

	Assets		Liabilities		Net	
	2001	2000	2001	2000	2001	2000
Fixed Assets	-	-	(46,138,384)	(48,409,041)	(46,138,384)	(48,409,041)
Inventory	163,828	-	(2,607,248)	(645,090)	(2,443,420)	(645,090)
Participations	3,126,123	3,098,956	-	(1,315,573)	3,126,123	1,783,383
Loss carryforward	2,865,035	3,308,495	-	-	2,865,035	3,308,495
Employee termination and other employee benefits	4,039,887	4,542,576	-	-	4,039,887	4,542,576
Other	4,564,016	4,210,398	(1,222,409)	(227,208)	3,341,607	3,983,190
Total	**14,758,889**	**15,160,425**	**(49,968,041)**	**(50,596,912)**	**(35,209,152)**	**(35,436,487)**

Movements in deferred tax during the period are as follows:

	Balance at 1 January 2001 as restated	Credited/ (charged) to income statement	Cumulative Translation Adjustment	Balance 31 December 2001
Loss carryforward	3,308,495	(1,305,438)	861,978	2,865,035
Employee termination and other employee benefits	4,542,576	(507,867)	5,178	4,039,887
Inventory	(645,090)	(1,753,949)	(44,381)	(2,443,420)
Change in tax rate	-	-	-	-
Participation	1,783,383	938,814	403,926	3,126,123
Fixed Assets	(48,409,041)	6,380,013	(4,109,356)	(46,138,384)
Other	3,983,190	(993,773)	352,190	3,341,607
Net deferred tax liability	**(35,436,487)**	**2,757,800**	**(2,530,465)**	**(35,209,152)**
Monetary gain		(11,548,612)		
Total		**(8,790,812)**		

Deferred tax arises on the above in the following circumstances:

- property, plant and equipment: accelerated tax depreciation lead to tax bases lower than carrying amounts;
- inventories may have carrying amounts lower than tax bases due to the elimination of unrealized profits on intercompany sales;
- employee benefits expenses, and provisions are not tax deductible until payments are made;
- deferred charges are in some countries allowed to be fully deducted in the period in which they are incurred whereas in other countries they may be charged in income over a longer period;
- some provisions may not be tax deductible in some countries until a payment is made to settle the obligation;

Deferred tax liability has decreased due to the fact that the subsidiaries Interbrew Efes and Efes Moscow have revalued the fixed assets for the Romanian and Russian taxation purposes. In addition from January 1, 2001 the Government of Russia enacted a change in the national tax rate from 30% to 35%. Also, effective from January 1, 2002 the Government of Russia enacted a change in the national tax rate from 35% to 24%.

The expected timing of the reversal of temporary differences is as follows:

	2001	2000
Deferred tax assets to be recovered within 12 months	4,727,844	4,207,230
Deferred tax liabilities to be settled within 12 months	(4,469,673)	(844,687)

33. Reorganization of Operations

The management of Efes Sınai decided to discontinue the bottling and distribution operation of Coca-Cola products in the Rostov and Krasnodar regions starting from July 2000 because of decreasing demand in the market. CC Rostov (a subsidiary of Efes Sınai) decided to sell some assets relating to the Coca-Cola operations. The net book values and selling prices of these fixed assets which are sold are as follows for the years 2001 and 2000:

	2001			2000		
	Net Book Value	Selling Price	Loss on Sale	Net Book Value	Selling Price	Loss on Sale
Vehicles	476,497	191,462	285,035	-	-	-
Production Line	15,011,804	3,846,523	11,165,281	5,131,143	1,923,228	3,207,914
Post and premixes	-	-	-	3,058,414	2,522,495	535,919
Moulds	-	-	-	1,197,267	671,483	525,784
Total Fixed Assets Sold	15,488,301	4,037,985	11,450,316	9,386,824	5,117,206	4,269,617

These realized losses on assets disposals indicate that the remaining fixed assets at CC Rostov are likely to have been impaired. In the absence of an independent expert valuation, it was not practical to identify the amount of impairment for the remaining fixed assets amounting to TL19.3 billions included in the accompanying consolidated financial statements."

Efes Holland (100% shareholder at CC Rostov) has decided to make a capital contribution of USD16,700 (TL24,040,769) into CC Rostov (Refer to Note 5).

34. Notes to Cash Flow Statements

Cash flows from acquisition and disposal of subsidiaries:

	2001		2000	
	Acquisition	Disposal	Acquisition	Disposal
Cash and cash equivalents	-	-	-	217,916
Receivables	-	-	-	858,992
Inventories	-	-	-	1,530,474
Other current assets	-	-		176,105
Property, plant and equipment and building	-	-	-	34,369,785
Intangibles	-	-	-	10,137
Other long-term assets	-	-	-	1,752,190
Accounts payable and accrued expenses	-	-	-	(2,888,643)
Short-term and long-term loans	-	-	-	(19,447,664)
Other long term liabilities	-	-	-	(4,345,634)
Net assets disposed	-	-	-	12,233,658
Cash and cash equivalent	-	-	-	28,676,119
Goodwill	-	-	-	-
Currency translation differences reclassified from equity	-	-	-	-
Gain on disposal	-	-	-	16,442,461
Net cash flow	-	-	-	16,442,461

35. Financial Instruments

Financial risk management

1) Foreign exchange risk

The Group's operations are predominantly performed in countries where the economy experiences high and variable levels of inflation. The currency is also subject to continuous devaluation against the USD.

The following table summarizes the exchange rate of the local currencies to 1 USD:

		Exchange Rate at January 1, 2001	Average Exchange Rate in the period	Exchange Rate at December 31, 2001
Ruble/USD	Russia	28.16	29.15	30.14
ROL/USD	Romania	25.93	29.35	32.78
UAH/USD	Ukraine	5.43	5.36	5.30
Manat/USD	Azerbaijan	4,373	4.57	4.78
Tenge/USD	The Republic of Kazakhstan	144.50	147.35	150.2
Som/USD	Kyrghyzstan	48.30	48.01	47.72
TL/USD	Turkey	671,765	1,055,666	1,439,567

The following table summarizes the annual rate of inflation for each year in the 3-year period ended December 31, 2001.

	2001 (%)	2000 (%)	1999 (%)
Romania	9.2	40.7	54.8
Russia	18	20.2	36.5
Ukraine	11	25.8	19.2
Kazakhstan	6.4	9.8	17,8
Kyrghyzstan	3.7	9.6	39.9
Azerbaijan	1.3	1.8	-8.6
Turkey	88.6	32.7	62.9

a) Turkish Currency Exchange and Controls

Turkey continues to undergo structural and economic changes. In May 2001, the Turkish Government has commenced a program in which includes reforms necessary to create banking, judicial, taxation and regulatory systems in an attempt to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets. As reflected in the Turkish lira devaluation during February - April 2001, operations in Turkey involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to low liquidity levels for debt and equity markets, and continuing high rates of inflation. The Company could be affected, for the foreseeable future, by these risks and their consequences.

b) Romanian Currency Exchange and Controls

The economy in Romania experiences high and variable levels of inflation, the currency is also subject to continuous devaluation against the USD and EURO.

The Subsidiaries undertake transactions denominated in non- USD and non-EURO currencies. These activities may result in foreign currency exposure. These subsidiaries do not hedge their foreign currency risks.

c) Russian Currency Exchange and Controls

Efes Moscow's principal currency exchange rate risk arises from the fact that the vast majority of cash outflows as well as accounts payable balances are hard currency denominated, while cash inflows are primarily Ruble denominated. Consequently, any significant decrease in the Ruble to USD exchange rate may have a significant negative effect on the Efes Moscow's financial position and results of its operations.

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into hard currencies and establish requirements for conversion of hard currency sales to Rubles.

d) <u>Kazakhstan Currency Exchange and Controls</u>

Efes Karaganda's operations are carried out primarily in Kazakhstan and, as such, a significant portion of Efes Karaganda's business is transacted in Kazakh Tenge. Efes Karaganda's principal currency exchange rate risk arises from the fact that the vast majority of cash outflows as well as accounts payable balances are hard currency denominated, while cash inflows are primarily Kazakh Tenge denominated. Consequently, any significant decrease in Kazakh Tenge may have a significant negative effect on Efes Karaganda's financial position and result of its operations.

Efes Karaganda does not hedge accounts receivable, accounts payable and borrowings denominated in a foreign currency.

e) <u>Ukraine Currency Exchange and Controls</u>

Foreign currencies, in particular the USD, play a significant role in the underlying economics of many business transactions in Ukraine. Following a substantial decline in the value of the Hryvnia in 1998, following the Russian economic crisis, the currency has remained relatively stable against the USD. Its value has fluctuated between 5.2 and 5.45 to the USD. As at December 31, 2001, the exchange rate was 5.2985 to the USD.

The National Bank of Ukraine has established strict currency control regulations designed to promote the commercial utilisation of the national currency. Such regulations place restrictions on the conversion of Hryvnia into foreign currencies and establish requirements for conversion of foreign currency sales to Hryvnia.

2) Foreign currency assets and liabilities

The Company and the subsidiaries do not hedge investments, receivables, accounts payables, lease obligations and borrowings denominated in a foreign currency. The Company and subsidiaries do not hedge their estimated foreign currency exposure in respect of sales and purchases.

Net foreign currency exposure for the parent company (Anadolu Efes) and consolidated subsidiaries in Turkey (Ef-Pa and Tarbes) as of December 31, 2001 and December 31, 2000 are approximately TL136,039,823 and TL131,248,053 respectively.

3) Liquidity risks

Liquidity risk arises from the possibility that customers may not be able to settle obligations to foreign subsidiaries within the normal terms of trade. To manage this risk the Company periodically assesses the financial viability of customers. Liquidity risk arises from the possibility that a market for derivatives may not exist in some circumstances.

4) Credit Risk

The Company and its subsidiaries are generally raising funds by liquidating their short term financial instruments such as collecting their receivables. The Group's proceedings from these instruments generally approximate their fair values.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and the current economic environment.

5) Price Risk

The Company and its subsidiaries are exposed to exchange rate fluctuations due to the nature of their businesses. The companies' imports are in US Dollars and European currencies. These currencies strengthening against the subsidiaries' local currencies have an adverse effect on the Group's results. Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Company and its subsidiaries are exposed to interest rate fluctuations on domestic and international markets. The Company and its subsidiaries do not have any hedging transactions to limit currency and interest rate risks.

6) Interest rate risk

The Group mainly enters into Libor based contracts in its financial borrowings. As of December 31, 2001, 15% of the Group's long-term debt was at fixed rates.

The weighted average effective interest rate which are calculated from different types of currencies, as at December 31, 2001 is as follows:

Fixed rate bank loans	9.35%
Floating rate bank loans	Libor+3.9%
Fixed leasing	8.25%

36. Leases

Lessee - Finance Lease

Property leased by the Company and its subsidiaries include buildings, machinery and equipment. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 2 to 7 years with options to renew at varying terms. The following is an analysis of assets under finance leases:

	2001	2000
Buildings, machinery and equipment	3,022,894	2,665,887
Motor vehicles	4,367,843	4,072,523
Furniture and fixtures	27,940,559	27,943,193
Accumulated depreciation	(22,685,512)	(16,095,479)
Net book value	12,645,784	18,586,124

Future minimum lease payments for the above finance leases are as follows:

Next 1 year	2,021,661
1 year through 5 years	2,246,867
After 5 years	1,548,657
Total minimum lease obligations	5,817,185
Executory costs	-
Net minimum obligations	5,817,185
Interest	(2,341,212)
Present value of minimum obligations	3,475,973
Representing finance lease liabilities:	
- current	1,778,168
- non-current	1,697,805

Lessee - Operating Lease

The Company and its subsidiaries have various operating lease agreements for lands in Romania and in Russia, which the subsidiaries operate on. Operating leases consisted of the following:

As of October 1995, Interbrew Efes concluded an operating lease agreement with Ploiesti City Hall for a total amount of TL5,130,617 (USD3,564), regarding the land beneath the factory's premises rented for 49 years. In addition, as of May 27, 1996, the lease agreement was extended for an extra land surface, with an additional cost of TL522,563 (USD363), rented for the remaining period of 48 years. As of December 31, 2001 and 2000, prepayment for the lease agreement is as follows:

	December 31, 2001	December 31, 2000
Prepaid lease for less than one year	57,583	57,583
Prepaid lease for more than one year	1,392,061	1,396,380
	1,449,644	1,453,963

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as fixed assets, are mortgaged for the full carrying amounts to secure obligations of the Company under the loan agreements with the EBRD.

Rent expense consisted of the following:

	2001	2000
Basic expense	520,762	147,366

Future minimum lease payments under non-cancellable operating lease are as follows:

Next 1 year	337,191
1 year through 5 years	746,479
After 5 years	1,681,155
Total	2,764,825

37. Commitments and Contingencies

Anadolu Efes, Ef-Pa and Tarbes

a) In relation with financing of the new brewery constructed in Almaty by Efes Karaganda and for the capacity increase of Efes Moscow, the related subsidiaries have obtained loans from EBRD and Anadolu Efes has undertaken completion of the related projects together with the Company. The undertaking in question is not related with back-payment of related loans, but only completion of the projects in question. The upper limit of the capital investment by Efes Karaganda Brewery is TL14,395,670 (USD10,000). For Moscow Efes although the limit is not specified in the contract, the limit is deemed to be the project amount which is TL24,472,639 (USD17,000). Currently, the technical investment concerning the increase of capacity increase by Moscow Efes is completed to a great extent.

b) The Company has committed to make exports amounting to TL39,857,292 (USD27,687) in relation to certain custom duty exemptions. As of December 31, 2001, the Company applied to the related authorities to finalize and close the related certificate. The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirements are fulfilled.

c) As of December 31, 2001 and 2000, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices.

	December 31, 2001	December 31, 2000
Letter of Guarantees Given	1,932,247	9,499,965
Mortgages Given	11,186,784	-
	13,119,031	9,499,965

d) In addition, 248,358,000 shares of Efes Moscow are pledged to EBRD for the loan taken by Efes Moscow.

e) Furthermore, the Company has export commitments in return for the export loans in the amount of TL15,712,874 (USD10,915) and as of December 31, 2001 the Company has utilized TL5,018,331 (USD3,486) of the export commitment.

Efes Moscow

Generally tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to the year, from further review during the three years period.

Management of Efes Moscow is of the opinion that the subsidiary complied in all material respects with the provisions of the existing tax legislation. Accordingly, no provision has been recognised in the accompanying financial statements as of December 31, 2001 and 2000 in respect of the risks referred to above. However, the risk remains that relevant governmental authorities could take differing positions with regard to interpretative issues and the resulting effect may be significant.

Deferral of tax payments

During 2001 Efes Moscow signed an agreement with the Russian tax authorities regarding deferral of payment of the Subsidiary's tax liabilities amounting to TL1,704,447 (USD1,184). The deferred portion of taxes payable is presented as other non-current liability in the accompanying balance sheet as of December 31, 2001. Under the provisions of the agreement referred to above, Efes Moscow is obliged to repay its taxes payable in accordance with the pre-determined repayment schedule. Non-compliance with this schedule will be considered an event of default, and the full amount of tax liabilities currently classified as non-current will become due and payable on demand.

Put option

A put option is granted to EBRD by EBI, that might be exercisable between the 7th and the 10th anniversary of the date of EBRD's first subscription in the share capital of Efes Moscow. By such put option, EBRD will be entitled to sell its Efes Moscow shares to the Company at an option price which will be settled by independent investment banks.

This agreement provides that if EBI shall fail to purchase and pay for any of Efes Moscow capital by any settlement date in accordance with this agreement, EBRD shall be free to sell, transfer or otherwise dispose of any or all of the unpurchased and unpaid for Efes Moscow Capital.

Efes Sınai

a) In accordance with Baku CC's (a subsidiary of Efes Sınai)loan agreement with the IFC, Baku CC has certain covenants to fulfill during its long term debt period, notably limitations on acquiring short term debt, the paying of dividends, and the granting of lines and other commitments given to third parties. Additionally, IFC has signed the following agreements with Efes Sınai and Baku CC:

- a Capital Purchase Agreement which calls for IFC to purchase 10% of Baku CC at a price of TL2,907,630. This Capital Purchase Agreement was exercised during 1998 when IFC acquired 10% of Baku CC from Efes Sınai.

- a Capital Retention Agreement which requires Efes Sınai to retain at least a 51% interest in the share capital of Baku CC, and,

- a put option agreement which provides IFC the right to sell to Efes Sınai their shares of Baku CC at any time during the put period beginning either on the third anniversary of the Capital Purchase Agreement or on the date of occurrence of an event of default of the loan agreement. Put price is defined as the excess of (i) the aggregate Dollar cost to IFC of acquiring at any time or from time to time the Baku CC capital, compounded annually at the rate of 13% per annum from the date or dates of payment by IFC up to the date of payment of the put price, over (ii) the aggregate amount of dollars received by IFC as proceeds of conversion of cash dividends paid by Efes Sınai, compounded annually at the rate of 13% per annum from the date or the dates of receipt by IFC of such cash dividends to the date of payment of the put price.

  This agreement provides that if Efes Sınai shall fail to purchase and pay for any of Baku CC capital by any settlement date in accordance with this agreement, IFC shall be free to sell, transfer or otherwise dispose of any or all of the unpurchased and unpaid for Baku CC Capital.

b)

	December 31, 2001	December 31, 2000
Letters of Guarantee given	-	146,967
Mortgages given	2,445,824	2,152,546
	2,445,824	2,299,513

c) Because of the uncertainties associated with the tax and legal systems of these countries, the ultimate amount of taxes, penalties and interest, if any, assessed may be in excess of the amount expensed to date and accrued as of December 31, 2001. Although such amounts are possible and may be material, it is the opinion of the Group's management that these amounts are either not probable, not reasonably determinable, or both.

Efes Karaganda

Contract Commitments

During 2001, Efes Karaganda signed a number of contracts for the purchase of production equipment. As of December 31, 2001 Efes Karaganda had commitments under these contracts in the amount of TL456,343 (USD317).

Efes Karaganda has a commitment in the amount of TL3,598,918 (EURO 2.5 million) to dismantle brewery production equipment located in Cologne, Germany, before 15 April 2002. Penalties in the amount of TL64,674 (EURO 51 thousand) will be applied against Efes Karaganda for any delay in dismantling.

Loan agreement with EBRD

On December 5, 2001, the loan agreement between Efes Karaganda and EBRD was signed for financing of construction of the 600,000 hectoliters of greenfield brewery plant in Almaty.

The loan agreement is for TL13,675,887 (USD9,500) at the annual rate of Libor+3.125%. Interests to be paid on a quarterly basis starting from the date of first disbursement of the loan. Repayment of the loan to be made in twelve equal semi-annual installments commencing on the first interest payment date immediately following the second anniversary of the first disbursement of the loan.

The obligation of the EBRD to make first loan disbursement is subject to the prior fulfillment of certain conditions specified in the loan agreement. Efes Karaganda received funds in April 2002.

Certain property, plant and equipment, in the amount of TL9,357,186, are pledged as security under the loan agreement with the EBRD.

Under the loan agreement with the EBRD, Efes Karaganda is not permitted to declare or pay any dividends without proper notification of the EBRD and until completion of the brewery plant in Almaty. Furthermore, no other transfers, assignments, pledges or disposals of shares are permitted under the loan agreement with the EBRD. Also, Efes Karaganda is not permitted to issue additional shares unless following the issuance of such shares the Company directly or indirectly holds not less than 51% of Efes Karaganda's share capital and 100% of Efes Karaganda's shares are pledged in favor of the EBRD.

Tax issues

Kazakhstan currently has a number of laws related to various taxes imposed by both republican and regional governmental authorities. Applicable taxes include value added tax, a number of turnover based taxes, and payroll taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations (like the State Tax Committee and its various inspectorates) thus creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in Kazakhstan substantially more so than typically found in countries with more developed tax systems.

The risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Efes Ukraine

Efes Ukraine has an agreement with Chernomor for rent of the production equipment and office premises in 2002. Commitments arising from contracts of acquisition of Chernomor's assets in 2002 amounting to TL2,807,156 (USD1,950).

A put option is granted to Invesco Funds, which is related to Efes Ukraine's minority shareholder, by EBI that might be exercisable between the 3rd and the 10th anniversary of the re-structuring date of Efes Ukraine's share capital. By such put option, Invesco Funds will be entitled to sell its Efes Ukraine shares (such shares which will be owned by Invesco Funds by the time such opinion becomes exercisable) to EBI at an option price which will be settled by an independent investment bank.

38. Related Party Transactions

(1) Balances with Related Parties

Balances with related parties are separately classified in the accompanying consolidated balance sheets.

(2) Transactions with Related Parties

The most significant transactions with related parties during the period ended December 31, 2001 and 2000 are as follows:

	December 31, 2001	December 31, 2000
a) Purchases of property, plant and equipment		
Interbrew Efes Brewery **(4)**	-	1,002,156
Anadolu Isuzu **(1)**	-	679,015
Others	1,125,888	1,765,694
	1,125,888	3,446,865

b) Purchases of goods and other charges:		
Anadolu Endüstri Holding A.Ş. **(1)**	8,265,610	8,544,253
The Coca- Cola Corporation Companies **(5)**	7,474,232	11,103,538
Anadolu Isuzu **(1)**	4,463,036	5,062,299
Aeh und Co. **(1)**	3,465,737	85,094
Knyaz Rurik OAO **(2)**	2,481,814	1,380,147
Polinas Plastik **(1)**	2,289,405	-
Oyex **(1)**	1,720,831	927,776
Çelik Motor Ticaret A.Ş. **(1)**	1,518,313	-
Maltery Mutena **(2)**	1,271,138	3,225,652
Interbrew **(4)**	-	4,897,391
Efes Pilsen Sport Club	14,223,000	16,926,473
Others	1,961,478	1,678,704
	49,134,594	53,831,327
c) Financial income/(expense), net:		
Abank **(3)**	21,285,548	13,658
Anadolu Endüstri Holding A.Ş. **(1)**	3,045,151	37,654
Others	253,364	(139,364)
	24,584,063	(88,052)
d) Sales of goods and services included in other income:		
Maltery Mutena **(2)**	3,583,082	-
Others	4,204,886	708,101
	7,787,968	708,101

(1) Related party of Yazıcılar Otomotiv, a shareholder.
(2) A company in which the Group has available for sale investment.
(3) An associate in 2000 and an available for sale investment in 2001
(4) A jointly controlled entity.
(5) Related party of Efes Sınai.

(3) Emoluments of the Board of Directors

(a) There are no pension arrangements for the members of the Board of Directors.

(b) Directors' remuneration amounted to TL617,498 and nil as of December 31, 2001 and 2000, respectively.

(c) There are 13 shares (2000 - 200,000,000) held by the members of Board of Directors.

(d) There are no share options granted to the directors of the Company.

(e) No loans have been granted to the directors of the Company.

39. Subsequent Events

Acquisition of Efes Karaganda

The Company sold 100% of Efes Karaganda shares to EBI, a consolidated subsidiary, at January 2, 2002 for cash consideration of TL16,164,898 (USD11,229).

Share capital increase of Ef-Pa

Ef-Pa has decided to increase its share capital from TL63 billion to TL15,000 billion in March, 2002.

Planned capital increase in CC Rostov

Refer to Note 33.

Planned capital increase

EBI started to work on the possibilities to increase its paid-in capital and sell the increased portion of the capital to foreign institutional investors in order to provide financing to its rapidly growing operations where the demand for its products is increasing such capital increase is planned to be upto 15%.

Consolidation and conversion of par value of Company's shares

At February 6, 2002, EBI consolidated all the issued 2,290,000 shares at that date, each with a par value of EURO 45.38 and converted into 1,039,202 shares each with a par value of EURO 100.

EBRD Expansion Loan – receipt of the second tranche

On March 15, 2002 Efes Moscow received the second tranche of the EBRD Expansion Loan in the amount of TL8,637,402 (USD6,000).

Tax Rate Change

In Turkey, a new sales excise tax on beer sales at 0,04% is introduced with effect from January 2002. Further, in Turkey rate of another beer excise tax has been increased to 3% from 2% with effect from January 2002.

Capital Increase of CC Almaty

Based on Decision of General Meeting of Shareholders held on January 21, 2002, CC Almaty Bottlers LLP decided to increase the capital from USD29,445 to USD33,445.

'Beck's' Branded Beer

In April 2002, the Company signed an agreement with Interbrew to have the right for the distribution, production and marketing of the Beck's beer in Turkey. Another purpose of this agreement is to further develop the license of Efes Pilsener in the Western European countries. The distribution and marketing of Beck's in Turkey will be done by Ef-Pa, a consolidated subsidiary of the Company.

Negotiations with Credit Agricole Indosuez

In April 2002, Abank which is an investment of the Company and Credit Agricole Indosuez (a French bank) started to meet in order to form a probable partnership.

40. Earnings Per Share

Earnings per share ("EPS") disclosed in the accompanying consolidated statements of income are determined by dividing net income/(loss) by the weighted average number of shares that have been outstanding during the related year/period.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly. Accordingly, the weighted average number of shares used in the EPS computations is derived from giving retroactive effect to the issue of such shares.

	2001	2000
Net profit attributable to ordinary shareholders		
Net profit for the year	8,577,402	94,334,218
Dividends on non- redeemable cumulative preferred shares	-	-
Net profit available to ordinary shareholders	**8,577,402**	**94,334,218**

	2001	2000
Weighted average number of ordinary shares (Note 21) (in thousands of shares)		
Issued ordinary shares at January 1	50,164,474	50,164,474
Effect of shares issued in 2000	-	-
Effect of shares issued in 2001	-	-
Weighted average number of ordinary shares at December 31	**50,167,474**	**50,164,474**

41. Supplementary Sales Information:

In the years ended December 31, 2001 and December 31, 2000, the Company has realized export sales of third party products amounting to TL14,109,579 and TL14,354,474, respectively. TL14,109,574 (2000 – TL14,354,474) related with these exports is included in cost of sales.

As of December 31, 2001 and December 31, 2000 the amount of total sales tax accrued over sales by the Company is TL131,630,285 and TL136,978,720, respectively.

42. Segmental Information

Geographical Segments

Information per geographical segments as of December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Domestic	Foreign	Elimination	Consolidated
Revenues				
External Sales	412,299,487	218,938,787	-	631,238,274
Inter-segment Sales	2,452,643	-	(2,452,643)	-
Total Revenues	414,752,130	218,938,787	(2,452,643)	631,238,274
Result				
Segment Result	221,900,369	88,001,581	(2,452,643)	307,449,307
Operating Profit	63,528,398	20,841,621	(2,452,643)	81,917,376
Financial Income/(Expense) (including foreign exchange gains and losses)	-	-	-	(149,715,130)
Share of net profit associates	-	-	-	(14,934,115)
Income Taxes	-	-	-	(11,788,881)
Profit from Ordinary Activities	63,528,398	20,841,621	(2,452,643)	(94,520,750)
Other Expense	(13,557,173)	(4,801,195)	-	(18,358,368)
Monetary Gain/Loss and translation gain/loss	107,578,452	6,767,637	-	114,346,094
Minority Interest	-	-	-	7,110,426
Net Profit	-	-	-	8,577,402
Other Information				
Segment Assets	712,035,373	453,864,319	(222,576,311)	943,323,381
Investment in Equity Method Associates	73,514,137	-	-	73,514,137
Consolidated Total Assets	785,549,510	453,864,319	(222,576,311)	1,016,837,518
Segment Liabilities	293,437,978	181,771,522	(1,354,213)	473,855,287
Consolidated Total Liabilities				473,855,287
Capital Expenditure	64,272,710	39,883,981	-	104,156,691
Depreciation	43,510,845	22,418,575	-	65,929,420
Amortization of goodwill	7,065,965	1,065,853	-	8,131,818
Non-cash expenses other than depreciation	15,456,324	1,973,029	-	17,429,353

Business Segments

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and goodwill
Beer	583,902,432	1,074,838,700	102,149,616
Soft drinks	53,471,277	160,955,106	2,007,075
Intersegment sales	(6,135,435)	-	-
Eliminations	-	(218,956,288)	-
Total	631,238,274	1,016,837,518	104,156,691

	December 31, 2000			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues				
External Sales	443,333,007	156,664,396	-	599,997,403
Inter-segment Sales	3,047,293	55,310	(3,102,603)	-
Total Revenues	446,380,300	156,719,706	(3,102,603)	599,997,403
Result				
Segment Result	263,418,029	65,235,764	(3,102,603)	325,551,190
Operating Profit	84,593,951	(1,210,672)	(3,102,603)	80,280,676
Financial Income/(Expense) (including foreign exchange gains and losses)	-	-	-	(66,977,628)
Share of net profit associates	-	-	-	6,355,773
Income Taxes	-	-	-	(96,235)
Profit from Ordinary Activities	84,593,951	(1,210,672)	(3,102,603)	19,562,586
Other Expense	(18,549,002)	7,156,661	-	(11,392,341)
Monetary Gain/Loss and translation gain/loss	60,733,819	13,012,176	-	73,745,995
Minority Interest	-	-	-	12,417,978
Net Profit	-	-	-	94,334,218
Other Information				
Segment Assets	664,682,123	379,860,853	(188,637,184)	855,905,792
Investment in Equity Method Associates	122,323,426	-	-	122,323,426
Consolidated Total Assets	787,005,549	379,860,853	(188,637,184)	978,229,218
Segment Liabilities	286,330,895	206,190,198	(14,188,134)	478,332,959
Consolidated Total Liabilities	-	-	-	478,332,959
Capital Expenditure	46,554,935	22,068,673		68,623,608
Depreciation	43,633,364	19,299,040		62,932,404
Amortization of goodwill	8,583,714	850,878		9,434,592
Non-cash expenses other than depreciation	8,651,402	1,685,040		10,336,442

Business Segments

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and goodwill
Beer	545,481,028	1,017,756,068	65,819,852
Soft drinks	58,173,221	177,508,394	2,803,756
Intersegment sales	(3,656,846)	-	-
Eliminations	-	(217,035,244)	-
Total	599,997,403	978,229,218	68,623,608